Exhibit 99.1

LATAM projects operation of 74% for June, and resumes domestic routes in Peru and Brazil

●	The highlights of the month include a new route between Puerto Maldonado and Cusco, in Peru, and the resumption of three routes from Belém, Brazil.

Santiago (Chile), June 9, 2022 - LATAM group projects a passenger operation of up to 74% for June (measured in available seat kilometers - ASK) compared to the same month in 2019 (pre-pandemic scenario). The group will also begin operations between Puerto Maldonado and Cusco, in Peru, and will resume three routes from Belém (Brazil) to Macapá, Fortaleza, and Manaus.

LATAM plans to operate approximately 1,123 daily domestic and international flights during June, connecting 133 destinations in 21 countries.

The group’s cargo business has scheduled more than 1,220 flights on cargo freighters. These projections are subject to the evolution of the pandemic in the countries where the group operates.

In May 2022, passenger traffic (measured in revenue passenger kilometers - RPK) was 69.6% in relation to the same period in 2019, based on an operation of 73.1% compared to May 2019 (measured in ASK). As a result, the load factor decreased 4.0 percentage points, reaching 79.6%.

The load factor of cargo operations was 58.0%, which corresponds to an increase of 1.6 percentage points in relation to May 2019.

LATAM Group Operational Estimate - June 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil

●       80% projected operation (versus June 2019). May 2022 projection reference: 78%

○       102% domestic and 60% international

●       Total June destinations: 50 domestic (equivalent to 540 daily flights on average) and 19 international

○       Updates:

  •      Domestic: Resumption of routes between Belém-Macapá (2 flights/week), Belém-Fortaleza (7 flights/week) y Belém-Manaus (3 flights/week).

Chile

●       59% projected operation (versus June 2019). May 2022 projection reference: 62%

○       74% domestic and 46% international

●       Total June destinations: 15 domestic (equivalent to 111 daily flights on average) and 22 international

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

Colombia

●       104% projected operation (versus June 2019). May 2022 projection reference: 114%

○       148% domestic and 58% international

●       Total June destinations: 17 domestic (equivalent to 191 daily flights on average) and 5 international

Ecuador

●       44% projected operation (versus June 2019). May 2022 projection reference: 41%

○       122% domestic and 21% international

●       Total June destinations: 8 domestic (equivalent to 39 daily flights on average) and 3 international

Peru

●       70% projected operation (versus June 2019). May 2022 projection reference: 68%

○       92% domestic and 62% international

●       Total June destinations: 19 domestic (equivalent to 161 daily flights on average) and 22 international

○       Updates:

  •       Domestic: New route - Puerto Maldonado-Cusco (4 flights/week).

Cargo	● 94% projected operation (versus June 2019). May 2021 projection reference: 94% ○ 77% domestic belly and 65% international belly* ○ 163% dedicated freighter

* Belly: merchandise transported in the cargo hold (lower deck) of the plane.

Operational Estimate by Segment vs 2019 - June 2022

(Measured in ASK)

Domestic Spanish-speaking countries	83%
Domestic Brazil	102%
International	55%
Consolidated Total	74%

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

May 2022 Traffic Report

	May			May		Year to date			Year to date
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	6,871	2,526	172.0%	9,873	-30.4%	34,381	13,256	159.4%	51,436	-33.2%
DOMESTIC SSC (1)	1,506	774	94.7%	1,604	-6.1%	7,830	3,709	111.1%	8,997	-13.0%
DOMESTIC BRAZIL (2)	2,278	1,273	78.8%	2,486	-8.4%	12,278	6,628	85.2%	12,625	-2.8%
INTERNATIONAL (3)	3,087	479	544.7%	5,783	-46.6%	14,274	2,919	389.1%	29,814	-52.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	8,632	3,632	137.7%	11,805	-26.9%	42,743	20,157	112.0%	61,301	-30.3%
DOMESTIC SSC (1)	1,895	1,134	67.1%	2,019	-6.2%	9,742	5,336	82.6%	10,927	-10.8%
DOMESTIC BRAZIL (2)	3,137	1,559	101.2%	3,130	0.2%	15,491	9,018	71.8%	15,499	-0.1%
INTERNATIONAL (3)	3,600	939	283.5%	6,656	-45.9%	17,510	5,804	201.7%	34,874	-49.8%

PASSENGER LOAD FACTOR
SYSTEM	79.6%	69.6%	10.0 pp	83.6%	-4.0 pp	80.4%	65.8%	14.7 pp	83.9%	-3.5 pp
DOMESTIC SSC (1)	79.5%	68.2%	11.2 pp	79.4%	0.1 pp	80.4%	69.5%	10.9 pp	82.3%	-2.0 pp
DOMESTIC BRAZIL (2)	72.6%	81.7%	-9.1 pp	79.4%	-6.8 pp	79.3%	73.5%	5.8 pp	81.5%	-2.2 pp
INTERNATIONAL (3)	85.8%	51.0%	34.7 pp	86.9%	-1.1 pp	81.5%	50.3%	31.2 pp	85.5%	-4.0 pp

PASSENGERS BOARDED (thousand)
SYSTEM	4,744	2,176	118.0%	5,741	-17.4%	23,665	11,102	113.2%	29,480	-19.7%
DOMESTIC SSC (1)	2,075	988	109.9%	1,999	3.8%	10,152	4,807	111.2%	10,450	-2.8%
DOMESTIC BRAZIL (2)	2,039	1,081	88.6%	2,406	-15.2%	10,606	5,588	89.8%	11,920	-11.0%
INTERNATIONAL (3)	629	106	495.0%	1,336	-52.9%	2,907	706	311.5%	7,110	-59.1%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	287	262	9.4%	287	0.0%	1,415	1,259	12.4%	1,470	-3.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	495	376	31.6%	508	-2.7%	2,418	1,868	29.4%	2,621	-7.7%

CARGO LOAD FACTOR
SYSTEM	58.0%	69.8%	-11.8 pp	56.4%	1.6 pp	58.5%	67.4%	-8.9 pp	56.1%	2.4 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 13 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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